Compass EMP Funds Trust

17605 Wright Street

Omaha, NE 68130

February 13, 2014

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Compass EMP Funds Trust (CIK No. 0001547580, 1933 Act File No. 333-181176 and 1940 Act File No. 811-22696) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Compass EMP Funds Trust (the “Trust”), on behalf of the Compass EMP Long/Short Strategies Fund (the “Fund”), has determined that the amendment filed pursuant to Rule 485(a) on the Fund’s behalf on December 19, 2013 (accession number 0000910472-13-005372) (the “Amendment”) was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to Tanya L. Goins, of Thompson Hine LLP, counsel to the Trust at (202) 973-2722.

Very truly yours,

/s/ James P. Ash
James P. Ash
Assistant Secretary, Compass EMP Funds Trust

cc:	Ed Bartz, Securities and Exchange Commission